UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - Wednesday May 11, 2005 4:30 PM PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

PROGRESS REPORT AND IHI ANNUAL GENERAL MEETING

IHI PROGRESS REPORT

  The European market - the Company's German subsidiary is negotiating the land purchase for its first European IHI joint venture factory. The land purchase has been approved at the regional government level, and is now being considered at the municipal level. The subsidiary has investment commitments from its Joint Venture partner, Veda Consult, S.A., as well as other potential partners.

  The Middle East market - the Company's subsidiary, IHI International Holdings Ltd., cancelled certain Interim Joint Venture Agreements and related licenses to use the Company's Building Technology in Saudi Arabia and the Arabian Gulf countries. The potential joint venture partner forfeited US$3 million, effective December 31, 2004. These agreements involved a potential joint venture partner who failed to satisfy its financial and other commitments, and was in default for a sustained period. IHI International is currently negotiating other joint venture partnerships that would expand the Company's business in the Gulf region. In connection with these and other potential joint venture partnerships, IHI International may elect to reduce its equity from its traditional 51%/49% participation in favour of the Company to a lower percentage.

  North America and Europe - the Company has been commissioned to do shop drawings for high end villas in a luxury resort area in the United States. In Europe, IHI International is working with agents on show homes near the potential European factory.

  IHI high rise towers in Greater Vancouver, BC - a unanimous City Council approval of the project was given in February 2005 to the Company's subsidiary, IHI Development, for the residential project called Optima (www.optimaliving.ca ) in Greater Vancouver, BC. Once a building permit is issued, IHI Development will start on site development, and move the presentation centre on site that is currently in the manufacturing process in IHI's manufacturing facility in Delta.

  Prototype and R&D - the Company is working on penetrating the floating dock/marina market with prototypes incorporating the Company's building technology. The Company has developed an optimal modular design for a dock/marina that exceeds all industry standards. The Company has also recently developed a mobile insulated storage unit with built-in radiant heat that can act as a clean storage room. This storage unit is expected to have applications in various industries, including food storage and manufacturing.

ANNUAL GENERAL MEETING

The Company's annual general meeting will be held at the Hopcott Road Factory on June 14, 2005 at 10:30am. All Company shareholders are invited to attend. The annual IHI barbecue will follow the AGM. During the event, the latest IHI products will be displayed.

OTHER COMPANY NEWS

The company expects to close the private placement announced December 22, 2004 by the end of May 2005.

The Company has filed its 2004 audited annual financial statements.

PATENTS STATUS

The Company is pleased to announce that patents have been issued in Croatia. Additional patents have also been issued in Bahrain, Brazil, Hong Kong, Israel, Mexico and Venezuela.

Current patents encompass IHI's earthquake, wind, fire, and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 164 countries and pending in another 16 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2005/ 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: mailto:info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building technology in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide. The Company's building technology is held under license.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: May 12, 2005

/s/ Roger A. Rached
________________________________
Roger A. Rached, President & CEO